EXHIBIT 3.2

AMENDMENT TO AMENDED AND RESTATED BYLAWS

Article X

Miscellaneous

SECTION 1. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any shares of stock acquired by an investor from the Corporation with a value at the time of acquisition of up to $300 million and acquired in the offering that the Company is undertaking in connection with its entry into an override agreement with counterparties to its reverse repurchase, securities lending and auction swap agreements and related recapitalization efforts, provided that the Company receives acceptable evidences and assurances that such ownership would not jeopardize the Company’s REIT qualification and an officer of the Company provides a written consent to such acquisition. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.